

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

July 7, 2010

<u>Via U.S. Mail</u>
Mr. William C. Sears
President
Sears Oil & Gas Corporation
351-B Linden Street
Fort Collins, CO 80524

>   **Re: Sears Oil & Gas Corporation**
>   **Item 4.01 Form 8-K**
>   **Filed June 15, 2010**
>   **File No. 333-151300**

Dear Mr. Sears:

        We issued comments to you on the above captioned filing on June 16, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 19, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by July 19, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact Bob Carroll at (202) 551-3362 or myself at (202) 551-3461 if you have any questions.

>   Sincerely,
>
>   /s/ Chris White
>
>   Chris White
>   Branch Chief